UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           TOMMY HILFIGER CORPORATION
                                (Name of Issuer)

                   ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    G8915Z10
                                 (CUSIP Number)

                                JOEL J. HOROWITZ
                         C/O TOMMY HILFIGER U.S.A., INC.
                               25 WEST 39TH STREET
                            NEW YORK, NEW YORK 10018
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 8, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e). 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 2 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PEPE JEANS LONDON CORPORATION
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF            -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          9,045,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          HC-CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 3 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     BLACKWATCH INVESTMENTS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[X]
                                                                  (b)[ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF            -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          9,045,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 4 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     AIHL INVESTMENT GROUP LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF         -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          9,045,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 5 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ANASTA HOLDINGS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF         -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          9,045,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 6 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     SPORTSWEAR HOLDINGS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF            -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          9,045,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 7 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     WESTLEIGH LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF            -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          9,045,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 8 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     FLAIR INVESTMENT HOLDINGS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF            -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          9,045,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 9 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THOMAS J. HILFIGER
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF         10,000
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   10,000
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   9,055,930
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                               Page 10 of 26
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     JOEL J. HOROWITZ
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
  NUMBER OF          10,600
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      9,045,930
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   10,600
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       9,045,930
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   9,056,530
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.4%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 ITEM 1.   SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of Tommy Hilfiger Corporation, a British Virgin Islands corporation (the "Company").

                  The principal executive offices of the Company are located at 6/F, Precious Industrial Centre, 18 Cheung Yue Street, Cheung Sha Wan, Kowloon, Hong Kong.

 ITEM 2.   IDENTITY AND BACKGROUND.

                  This Statement is being filed by Pepe Jeans London Corporation, a British Virgin Islands corporation ("PJLC"), Blackwatch Investments Limited, a British Virgin Islands corporation ("Blackwatch"), AIHL Investment Group Limited, a British Virgin Islands corporation ("AIHL"), Anasta Holdings Limited, a British Virgin Islands corporation ("Anasta"), Sportswear Holdings Limited, a British Virgin Islands corporation ("Sportswear"), Westleigh Limited, a British Virgin Islands corporation ("Westleigh"), Flair Investment Holdings Limited, a British Virgin Islands corporation ("Flair"), Thomas J. Hilfiger ("Hilfiger") and Joel J. Horowitz ("Horowitz" and, collectively with PJLC, Blackwatch, AIHL, Anasta, Sportswear, Westleigh, Flair and Hilfiger, the "Filing Persons").

                  PJLC is directly owned 100% by Blackwatch. PJLC's principal business is apparel. The principal business address and the address of the principal office of PJLC is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

                  Blackwatch is directly owned 97% by AIHL and 3% by Anasta. Blackwatch's principal business is investment holdings. The principal business address and the address of the principal office of Blackwatch is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

                  AIHL is directly owned 70% by Sportswear, 22.5% by Hilfiger and 7.5% by Horowitz. AIHL's principal business is investment holdings. The principal business address and the address of the principal office of AIHL is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

                  Anasta's principal business is investment holdings. The principal business address and the address of the principal office of Anasta is The Tropic Isle Building, P.O. Box 438, Wickhams Cay, Tortola, British Virgin Islands. The capital stock of Anasta is owned by a revocable trust, the settlor of which is Silas K.F. Chou, the Chairman of the Board of Directors of the Company.

                  Sportswear is directly owned 49.9975% by Westleigh and 49.9975% by Flair. Sportswear's principal business is investment holdings. The principal business address and the address of the principal office of Sportswear is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

                  Westleigh's principal business is investment holdings. The principal business address and the address of the principal office of Westleigh is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Westleigh is ultimately controlled by its directors, Kuang-Piu Chao, Silas K.F. Chou, Ronald K.Y. Chao, a director of the Company, and Susana Chou.

                  Flair's principal business is investment holdings. The principal business address and the address of the principal office of Flair is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. Flair is a wholly-owned subsidiary of Gadwal Limited, a Hong Kong corporation ("Gadwal"). The capital stock of Gadwal is owned by a trust, of which Lawrence
S. Stroll, an executive officer and director of the Company, is the beneficiary. Gadwal's principal business is investment holdings. The principal business address and the address of the principal office of Gadwal is 17/F, Princes Building, 10 Chater Road, Central, Hong Kong.

                  Hilfiger is the Company's Honorary Chairman and Principal Designer. Horowitz is the Company's Chief Executive Officer and President. The Company designs, sources and markets men's and women's sportswear, jeanswear and childrenswear under the TOMMY HILFIGER(R) and other trademarks. The business address for Hilfiger is Tommy Hilfiger U.S.A., Inc., 485 Fifth Avenue, New York, New York 10017. The business address for Horowitz is Tommy Hilfiger U.S.A., Inc., 25 West 39th Street, New York, New York 10018. Each of Hilfiger and Horowitz is a citizen of the United States of America.

                  Set forth in Appendix A attached hereto and incorporated herein by reference are the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each executive officer and director of the Filing Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                  During the last five years, none of the Filing Persons, or, to the knowledge of the Filing Persons, any of the persons listed on Appendix A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On May 8, 1998, PJLC acquired 9,045,930 Ordinary Shares (the "Transaction Shares") in connection with its sale of all of the outstanding shares of capital stock of Pepe Jeans USA, Inc. to Tommy Hilfiger U.S.A., Inc. ("TH USA"), a wholly owned subsidiary of the Company, pursuant to a Stock Purchase Agreement, dated as of January 31, 1998, by and among the Company, TH USA, Tommy Hilfiger (Eastern Hemisphere) Limited and PJLC (the "Stock Purchase Agreement") for $730,760,000 in cash and the Transaction Shares. The Stock Purchase

Agreement is included as Exhibit (1) hereto and is incorporated herein by reference.

                  Prior to the acquisition of the Transaction Shares by PJLC, Hilfiger owned 10,000 Ordinary Shares previously acquired by him with personal funds. Prior to the acquisition by PJLC of the Transaction Shares, Horowitz owned 10,600 Ordinary Shares previously acquired by him with personal funds.

ITEM 4.   PURPOSE OF THE TRANSACTION.

                  PJLC acquired the Transaction Shares for investment purposes in connection with the sale of the capital stock of Pepe Jeans USA, Inc. to TH USA pursuant to the Stock Purchase Agreement.

                  The Filing Persons contemplate that the Transaction Shares may be transferred among the Filing Persons as permitted under the provisions of the Lock-Up Agreement described in Item 6 below.

                  Other than as described above, none of the Filing Persons has any plan or proposal which relates to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Form 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As of May 8, 1998, PJLC directly beneficially owns 9,045,930 Ordinary Shares, representing 19.4% of the outstanding Ordinary Shares.

                  As of May 8, 1998 each of Blackwatch, AIHL, Anasta, Sportswear, Westleigh and Flair may be deemed to beneficially own 9,045,930 Ordinary Shares, representing 19.4% of the outstanding Ordinary Shares, through their respective direct or indirect ownership of the capital stock of PJLC.

                  As of May 8, 1998, Hilfiger directly beneficially owns 10,000 Ordinary Shares and may be deemed to beneficially own an additional 9,045,930 Ordinary Shares through his indirect ownership of the capital stock of PJLC, together representing 19.4% of the outstanding Ordinary Shares.

                  As of May 8, 1998, Horowitz directly beneficially owns 10,600 Ordinary Shares and may be deemed to beneficially own an additional 9,045,930 Ordinary Shares through his indirect ownership of the capital stock of PJLC, together representing 19.4% of the outstanding Ordinary Shares.

                  The Filing Persons may be deemed to have shared voting power and shared dispositive power over the Transaction Shares (9,045,930 Ordinary Shares). Hilfiger has sole voting power and sole dispositive power over 10,000 Ordinary Shares. Horowitz has sole voting power and sole dispositive power over 10,600 Ordinary Shares. None of the other Filing Persons has sole voting power or sole dispositive power over any Ordinary Shares.

                  Other than as described above in Item 3, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed in Appendix A hereto, has effected any transactions in the Ordinary Shares during the sixty days preceding the date of this report.

                  Annex A hereto sets forth additional information, to the knowledge of the Filing Persons, as to the beneficial ownership of Ordinary Shares (other than the Transaction Shares) by the persons listed in Annex A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Lock-Up Agreement. At the time that the parties entered into the Stock Purchase Agreement, PJLC, Blackwatch, AIHL, Anasta, Sportswear, Westleigh, Gadwal Limited (which subsequently assigned its rights and obligations thereunder to Flair), Hilfiger and Horowitz entered into a Lock-Up Agreement (the "Lock-Up Agreement") with the Company. Under the Lock-Up Agreement, the Filing Persons agreed, with certain exceptions, that prior to May 8, 2000, they will not sell or transfer the Transaction Shares. This transfer restriction does not apply to (1) sales or transfers of 3% of the Transaction Shares (i) to another Filing Person or a permitted transferee thereof or (ii) to any person or entity so long as Anasta beneficially owns such shares following the sale or transfer, (2) sales or transfers of the remaining 97% of the Transaction Shares so long as following such sale or transfer such Transaction Shares are beneficially owned 22.5% by Hilfiger, 7.5% by Horowitz, 35% by Westleigh and 35% by Flair, (3) sales or transfers upon Hilfiger's or Horowitz's death or incapacity to their respective legal or personal representatives and
(4) transfers or sales in connection with a merger, consolidation or other business combination of the Company. The Filing Persons also agreed in the Lock-Up Agreement, subject to certain exceptions, that from May 8, 2000 until May 8, 2003 they will not sell or transfer the Transaction Shares to any person or entity who would, to such Filing Person's knowledge, beneficially own, immediately following the sale or transfer, 5% or more of the then outstanding Ordinary Shares.

                  The provisions of the Lock-Up Agreement providing for the restriction on transfers through May 8, 2000 and the permitted exceptions described above may be amended only with the approval of a majority of votes cast at a meeting of shareholders of the Company (excluding the votes cast by the Filing Persons and their affiliates). The Lock-Up Agreement is included as Exhibit (2) hereto and is incorporated herein by reference.

                  Registration Rights Agreement. On May 8, 1998, the Filing Persons entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company. Under the Registration Rights Agreement, the Filing Persons, along with their successors and permitted transferees under the Lock-Up Agreement (collectively, the "Holders") will have the right to require the Company to register sales by the Holders of the Transaction Shares after May 8, 2000. The Holders are limited to a total of four such demand registrations. Any demand registration must include at least 1,000,000 Transaction Shares (subject to adjustment for stock splits and similar actions involving the Ordinary Shares).

                  In addition, if following May 8, 2000, the Company proposes to file a registration statement under the Securities Act of 1933, as amended, that would also permit registration of the Transaction Shares (with certain exceptions), then the Company will provide the Holders an opportunity to register their Transaction Shares in connection with such registration. The

Registration Rights Agreement is filed as Exhibit (3) hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1) Stock Purchase Agreement, dated as of January 31, 1998, by and among the Company, TH USA, Tommy Hilfiger (Eastern Hemisphere) Limited and PJLC (incorporated by reference to Annex A to the Proxy Statement of the Company dated March 30, 1998, filed with the Securities and Exchange Commission on March 30, 1998).

(2) Lock-Up Agreement, dated as of January 31, 1998, by and among the Company PJLC, Blackwatch, AIHL, Anasta, Sportswear, Westleigh, Flair (as assignee of Gadwal), Hilfiger and Horowitz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 1, 1998, filed with the Securities and Exchange Commission on April 1, 1998).

(3) Registration Rights Agreement, dated as of May 8, 1998, by and among the Company and the Filing Persons.

(4)      Joint Filing Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 14, 1998

                                   PEPE JEANS LONDON CORPORATION


                                   By: /S/ Lawrence S. Stroll

                                        Name:   Lawrence S. Stroll
                                        Title:  Group CEO


                                   BLACKWATCH INVESTMENTS LIMITED


                                   By: /S/ Lawrence S. Stroll
                                        Name:   Lawrence S. Stroll
                                        Title:  Chairman


                                   AIHL INVESTMENT GROUP LIMITED


                                   By:  /S/ Lawrence S. Stroll
                                        Name:   Lawrence S. Stroll
                                        Title:  Chairman


                                   ANASTA HOLDINGS LIMITED


                                   By: /S/ Gath A.T. Hewlett
                                        Name:   Gath A.T. Hewlett
                                        Title:  Vice President


                                   SPORTSWEAR HOLDINGS LIMITED


                                   By: /S/ Lawrence S. Stroll
                                        Name:   Lawrence S. Stroll
                                        Title:  Vice President and Managing
                                                Director

                                   WESTLEIGH LIMITED


                                   By:  /S/ Silas K.F. Chou
                                        Name:  Silas K.F. Chou
                                        Title: Director


                                   FLAIR INVESTMENT HOLDINGS LIMITED


                                   By:  /S/ Lawrence S. Stroll
                                        Name:  Lawrence S. Stroll
                                        Title: Director


                                   /S/ Thomas J. Hilfiger
                                   Thomas J. Hilfiger


                                   /S/  Joel J. Horowitz
                                   Joel J. Horowitz

                                     ANNEX A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of Pepe Jeans London Corporation, are set forth below.


                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Silas K.F. Chou     Chairman       Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation          Portugal
                    and Director   12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                                   850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                   Cheung Sha Wan, Kowloon       Company            Hong Kong
                                   Hong Kong

                                                                 Director and       Novel Enterprises Ltd.
                                                                 Executive          12/F, Novel Industrial Bldg.
                                                                 Officer of Novel   850-870 Lai Chi Kok Road
                                                                 Enterprises        Cheung Sha Wan, Kowloon
                                                                 Limited            Hong Kong

Lawrence S. Stroll  Group CEO      Pepe Group PLC                Director and       Tommy Hilfiger Corporation          Canada
                    and Director   11 Lower Square               Executive          6/F, Precious Industrial Centre
                                   Old Isleworth                 Officer of the     Cheung Sha Wan, Kowloon
                                   Middlesex, UK TW7 6BN         Company            Hong Kong

Sydney R. Neil      Group CFO,     Pepe Group PLC                Director and       Pepe Jeans London Corporation       Great
                    Secretary      11 Lower Square               Executive          Craigmuir Chambers                  Britain
                    and Director   Old Isleworth                 Officer of PJLC    P.O. Box 71
                                   Middlesex, UK TW7 6BN                            Road Town, Tortola
                                                                                    British Virgin Islands

Fred Gehring        CEO-Europe     Pepe Jeans Europe BV          Director and       Pepe Jeans London Corporation     The
                    and Director   Atlanta Building              Executive          Craigmuir Chambers                Netherlands
                                   Stadshouderskade 6            Officer of PJLC    P.O. Box 71
                                   I054 ES Amsterdam                                Road Town, Tortola
                                   The Netherlands                                  British Virgin Islands

Benjamin M.T. Ng*   Director       Tommy Hilfiger U.S.A.,        Director and       Tommy Hilfiger Corporation          United
                                     Inc.                        Executive          6/F, Precious Industrial Centre     States
                                   485 Fifth Avenue              Officer of the     Cheung Sha Wan, Kowloon
                                   New York, NY 10017            Company            Hong Kong


----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of Blackwatch Investments Limited, are set forth below.


                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Silas K.F. Chou      CEO and       Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation          Portugal
                     Director      12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                                   850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                   Cheung Sha Wan, Kowloon       Company            Hong Kong
                                   Hong Kong

                                                                 Director and       Novel Enterprises Ltd.
                                                                 Executive          12/F, Novel Industrial Bldg.
                                                                 Officer of Novel   850-870 Lai Chi Kok Road
                                                                 Enterprises        Cheung Sha Wan, Kowloon
                                                                 Limited            Hong Kong

Lawrence S. Stroll   Chairman and  Pepe Group PLC                Director and       Tommy Hilfiger Corporation          Canada
                     Director      11 Lower Square               Executive          6/F, Precious Industrial Centre
                                   Old Isleworth                 Officer of the     Cheung Sha Wan, Kowloon
                                   Middlesex, UK TW7 6BN         Company            Hong Kong

Benjamin M.T. Ng*    Executive     Tommy Hilfiger U.S.A.,        Director and       Tommy Hilfiger Corporation          United
                     Vice             Inc.                       Executive          6/F, Precious Industrial Centre     States
                     President     485 Fifth Avenue              Officer of the     Cheung Sha Wan, Kowloon
                     and Director  New York, NY 10017            Company            Hong Kong

----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of AIHL Investment Group Limited, are set forth below.


                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Silas K.F. Chou      CEO and        Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation         Portugal
                     Director       12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                                    850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Company            Hong Kong
                                    Hong Kong

                                                                  Director and       Novel Enterprises Ltd.
                                                                  Executive          12/F, Novel Industrial Bldg.
                                                                  Officer of Novel   850-870 Lai Chi Kok Road
                                                                  Enterprises        Cheung Sha Wan, Kowloon
                                                                  Limited            Hong Kong

Lawrence S. Stroll   Chairman and   Pepe Group PLC                Director and       Tommy Hilfiger Corporation         Canada
                     Director       11 Lower Square               Executive          6/F, Precious Industrial Centre
                                    Old Islesworth                Officer of the     Cheung Sha Wan, Kowloon
                                    Middlesex, UK TW7 6BN         Company            Hong Kong

Thomas J. Hilfiger   Vice           Tommy Hilfiger U.S.A.,        Director and       Tommy Hilfiger Corporation         United
                     Chairman and       Inc.                      Executive          6/F, Precious Industrial Centre    States
                     Director       485 Fifth Avenue              Officer of the     Cheung Sha Wan, Kowloon
                                    New York, NY 10017            Company            Hong Kong

Joel J. Horowitz     President      Tommy Hilfiger U.S.A.,        Director and       Tommy Hilfiger Corporation         United
                     and Director      Inc.                       Executive          6/F, Precious Industrial Centre    States
                                    25 West 39th Street           Officer of the     Cheung Sha Wan, Kowloon
                                    New York, NY 10018            Company            Hong Kong

Lester M.Y. Ma*      Treasurer      Novel Enterprises Ltd.        Director and       Novel Enterprises Ltd.             Great
                     and Director   12/F, Novel Industrial Bldg.  Executive          12/F, Novel Industrial Bldg.       Britain (HK)
                                    850-870 Lai Chi Kok Road      Officer of Novel   850-870 Lai Chi Kok Road
                                    Cheung Sha Wan, Kowloon       Enterprises        Cheung Sha Wan, Kowloon
                                    Hong Kong                     Limited            Hong Kong

Benjamin M.T. Ng*    Executive      Tommy Hilfiger U.S.A.,        Director and       Tommy Hilfiger Corporation         United
                     Vice               Inc.                      Executive          6/F, Precious Industrial Centre    States
                     President      485 Fifth Avenue              Officer of the     Cheung Sha Wan, Kowloon
                                    New York, NY 10017            Company            Hong Kong


----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of Anasta Holdings Limited, are set forth below.


                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Gath A.T. Hewlett    Vice           Hamilton Trust and            Corporate          Hamilton Trust and                 Great
                     President,        Management Company         Manager of            Management Company              Britain
                     Treasurer      The Tropic Isle Building      Hamilton Trust     The Tropic Isle Building
                     and Director   P.O. Box 438                  and Management     P.O. Box 438
                                    Wickhams Cay, Tortola         Company            Wickhams Cay, Tortola
                                    British Virgin Islands                           British Virgin Islands

Merthlyn Penn        Director       Hamilton Trust and            Corporate          Hamilton Trust and                 Great
                                       Management Company         Manager of            Management Company              Britain
                                    The Tropic Isle Building      Hamilton Trust     The Tropic Isle Building
                                    P.O. Box 438                  and Management     P.O. Box 438
                                    Wickhams Cay, Tortola         Company            Wickhams Cay, Tortola
                                    British Virgin Islands                           British Virgin Islands

Linda Massac         President      Hamilton Trust and            Corporate          Hamilton Trust and                 Great
                     and Director      Management Company         Manager of            Management Company              Britain
                                    The Tropic Isle Building      Hamilton Trust     The Tropic Isle Building
                                    P.O. Box 438                  and Management     P.O. Box 438
                                    Wickhams Cay, Tortola         Company            Wickhams Cay, Tortola
                                    British Virgin Islands                           British Virgin Islands


                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of Sportswear Holdings Limited, are set forth below.


                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                 TITLE          BUSINESS ADDRESS             OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Silas K.F. Chou      President,     Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation        Portugal
                     Treasurer      12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                     and Director   850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Company            Hong Kong
                                    Hong Kong

                                                                  Director and       Novel Enterprises Ltd.
                                                                  Executive          12/F, Novel Industrial Bldg.
                                                                  Officer of Novel   850-870 Lai Chi Kok Road
                                                                  Enterprises        Cheung Sha Wan, Kowloon
                                                                  Limited            Hong Kong

Lawrence S. Stroll   Vice           Pepe Group PLC                Director and       Tommy Hilfiger Corporation        Canada
                     President,     11 Lower Square               Executive          6/F, Precious Industrial Centre
                     Managing       Old Isleworth                 Officer of the     Cheung Sha Wan, Kowloon
                     Director and   Middlesex, UK TW7 6BN         Company            Hong Kong
                     Director

Ronald K.Y. Chao*    Director       Novel Enterprises Ltd.        Director and       Novel Enterprises Ltd.            Great
                                    12/F, Novel Industrial Bldg.  Executive          12/F, Novel Industrial Bldg.      Britain (HK)
                                    850-870 Lai Chi Kok Road      Officer of Novel   850-870 Lai Chi Kok Road
                                    Cheung Sha Wan, Kowloon       Enterprises        Cheung Sha Wan, Kowloon
                                    Hong Kong                     Limited            Hong Kong

Leo Stroll           Director       Tommy Hilfiger Canada         Director and       Tommy Hilfiger Canada Inc.        Canada
                                        Inc.                      Executive          7077, avenue du Parc
                                    7077, avenue du Parc          Officer of Tommy   Suite #502
                                    Suite #502                    Hilfiger Canada    Montreal, Quebec
                                    Montreal, Quebec              Inc.               Canada H3N 1X7
                                    Canada H3N 1X7



----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director of Westleigh Limited, are set forth below.


                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                 TITLE          BUSINESS ADDRESS             OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Kuang-Piu Chao       Director       12/F, Novel Industrial        Director and       12/F, Novel Industrial Building    China
                                        Building                  Executive          850-870 Lai Chi Kok Road
                                    850-870 Lai Chi Kok Road      Officer of Novel   Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Enterprises        Hong Kong
                                    Hong Kong                     Limited

Silas K.F. Chou      Director       Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation         Portugal
                                    12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                                    850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Company            Hong Kong
                                    Hong Kong

                                                                  Director and       Novel Enterprises Ltd.
                                                                  Executive          12/F, Novel Industrial Bldg.
                                                                  Officer of Novel   850-870 Lai Chi Kok Road
                                                                  Enterprises        Cheung Sha Wan, Kowloon
                                                                  Limited            Hong Kong

Ronald K.Y. Chao*    Director       Novel Enterprises Ltd.        Director and       Novel Enterprises Ltd.             Great
                                    12/F, Novel Industrial Bldg.  Executive          12/F, Novel Industrial Building    Britain (HK)
                                    850-870 Lai Chi Kok Road      Officer of Novel   850-870 Lai Chi Kok Road
                                    Cheung Sha Wan, Kowloon       Enterprises        Cheung Sha Wan, Kowloon
                                    Hong Kong                     Limited            Hong Kong

Susana Chou          Director       Avenida de Vendeslau de       Director and       Novel Enterprises Ltd.             Portugal
                                       Morais                     Executive          12/F, Novel Industrial Building
                                    No. 181-183 Edificio          Officer of         850-870 Lai Chi Kok Road
                                    Industrial Va                 Novel              Cheung Sha Wan, Kowloon
                                       Meng,                      Enterprises        Hong Kong
                                    1 Andar, Macau                Limited



----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director of Flair Investment Holdings Limited, are set forth below.


                                                                  PRESENT            ADDRESS OF BUSINESS
                                                                  PRINCIPAL          IN WHICH PRINCIPAL
NAME                 TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED               CITIZENSHIP

Lawrence S. Stroll   Director       Pepe Group PLC                Director and       Tommy Hilfiger Corporation         Canada
                                    11 Lower Square               Executive          6/F, Precious Industrial Centre
                                    Old Isleworth                 Officer of the     Cheung Sha Wan, Kowloon
                                    Middlesex, UK TW7 6BN         Company            Hong Kong

Marcos Romagosa*     Director       IMG (Monaco)                  Officer of IMG     IMG (Monaco)                       Spain
                                    Est-Ouest                     (Monaco)           Est-Ouest
                                    24, Blvd. Princess Charlotte                     24, Blvd. Princess Charlotte
                                    Monte-Carlo                                      Monte-Carlo
                                    MC 98000 Monaco                                  MC 98000 Monaco

John Palliser*       Director       IMG (Monaco)                  Officer of IMG     IMG (Monaco)                       Great
                                    Est-Ouest                     (Monaco)           Est-Ouest                          Britain
                                    24, Blvd. Princess Charlotte                     24, Blvd. Princess Charlotte
                                    Monte-Carlo                                      Monte-Carlo
                                    MC 98000 Monaco                                  MC 98000 Monaco


----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director of Gadwal Limited, are set forth below.


                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                   TITLE        BUSINESS ADDRESS             OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Lawrence S. Stroll     Director     Pepe Group PLC                Director and       Tommy Hilfiger Corporation         Canada
                                    11 Lower Square               Executive          6/F, Precious Industrial Centre
                                    Old Isleworth                 Officer of the     Cheung Sha Wan, Kowloon
                                    Middlesex, UK TW7 6BN         Company            Hong Kong

Jonathan J. Robinson   Director     Robinson Sheppard Shapiro     Attorney           Robinson Sheppard Shapiro          Canada
                                    Stock Exchange Tower                             Stock Exchange Tower
                                    800 Place Victoria                               800 Place Victoria
                                    Suite 4700                                       Suite 4700
                                    Montreal, Quebec,                                Montreal, Quebec,
                                    Canada H4Z 1H6                                   Canada H4Z 1H6



                                Notes to Annex A

1. Mr. Ng has the right to acquire beneficial ownership of 153,070 Ordinary Shares pursuant to currently exercisable stock options previously granted to him under the Company's stock incentive plans.

2. Mr. Ma has the right to acquire beneficial ownership of 4,600 Ordinary Shares pursuant to currently exercisable stock options previously granted to him under the Company's stock incentive plans.

3. Mr. Chao has the right to acquire beneficial ownership of 2,400 Ordinary Shares pursuant to currently exercisable stock options previously granted to him under the Company's stock incentive plans.

          "Currently exercisable options" for the purposes of the above include options becoming vested and exercisable within 60 days from the date of this report.

4. As of May 8, 1998, Messrs. Romagosa and Palliser may be deemed to beneficially own 9,200 Ordinary Shares held by various investment companies of which they serve as directors.